UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CooTek (Cayman) Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

21718L 201
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21718L 201

1.	Name of Reporting Person Kan Zhang
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 253,724,465. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 253,724,465. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,724,465. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

5.2% of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person IN

2

CUSIP No. 21718L 201

1.	Name of Reporting Person Kan’s Global CoolStuff Investment Inc.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 246,224,465. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 246,224,465. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,224,465. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

5.1% of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person CO

3

CUSIP No. 21718L 201

1.	Name of Reporting Person Kan’s Universe Investment Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 246,224,465. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 246,224,465. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,224,465. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

5.1% of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person CO

4

Item 1(a).	Name of Issuer: CooTek (Cayman) Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 11F, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China.
Item 2(a).	Name of Person Filing: Kan Zhang, Kan’s Global CoolStuff Investment Inc. and Kan’s Universe Investment Limited (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the Principal Business Office is 11F, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China.

Item 2(c).

Citizenship:

Kan Zhang is a citizen of the People’s Republic of China. Kan’s Global CoolStuff Investment Inc. is a British Virgin Islands company. Kan’s Universe Investment Limited is a British Virgin Islands company.

Item 2(d).

Title of Class of Securities:

ordinary shares, par value $0.00001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 21718L 201
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

5

Item 4.	Ownership

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Kan Zhang	253,724,465	(1)	5.2	%(3)	57.3	%(5)	253,724,465	(1)	0	253,724,465	(1)	0
Karl’s Global CoolStuff Investment Inc.	246,224,465	(2)	5.1	%(4)	57.3	%(5)	246,224,465	(2)	0	246,224,465	(2)	0
Kan’s Universe Investment Limited	246,224,465	(2)	5.1	%(4)	57.3	%(5)	246,224,465	(2)	0	246,224,465	(2)	0

(1)	Represents (i) 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company and (ii) 7,500,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2022 held by Kan Zhang. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc.

(2)	Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc.

(3)	To derive this percentage, (x) the numerator is the sum of (i) 246,224,465, being 246,224,465 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc. and (ii) 7,500,000, being 7,500,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2022 held by Kan Zhang, and (y) the denominator is the sum of (i) 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2022, (ii) 246,224,465, being the number of the Issuer’s Class B ordinary shares of the Issuer outstanding as of December 31, 2022, and (iii) 7,500,000, being 7,500,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2022 held by Kan Zhang.

(4)	To derive this percentage, (x) the numerator is 246,224,465, being 246,224,465 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., and (y) the denominator is the sum of (i) 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2022 and (ii) 246,224,465, being the number of the Issuer’s Class B ordinary shares of the Issuer outstanding as of December 31, 2022.

(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

Kan Zhang

/s/ Kan Zhang

Kan’s Global CoolStuff Investment Inc.

By:	/s/ Kan Zhang
Name:	Kan Zhang
Title:	Director

Kan’s Universe Investment Limited

By:	/s/ Kan Zhang
Name:	Kan Zhang
Title:	Authorized Signatory

7